(As filed with the Securities and Exchange Commission on April 17, 2002)

                                                                File No. 70-9659
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post-Effective Amendment No. 2)
                                       on
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Progress Energy, Inc.
               Carolina Power & Light Company and its subsidiaries
           North Carolina Natural Gas Corporation and its subsidiaries
                      Progress Energy Service Company, LLC
             Strategic Resource Solutions Corp. and its subsidiaries
                    Monroe Power Company and its subsidiaries
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                          Florida Progress Corporation
                  Florida Power Corporation and its subsidiary
              Progress Capital Holdings, Inc. and its subsidiaries
                      Florida Progress Funding Corporation
                                  FPC Del, Inc.
                               One Progress Plaza
                          St. Petersburg, Florida 33701

                   (Names of companies filing this statement
                 and addresses of principal executive offices)

             ------------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)
             ------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)
             ------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

     Steven Carr, Esq.                         William T. Baker, Jr., Esq
     Associate General Counsel                 Thelen Reid & Priest LLP
     Progress Energy Service Company, LLC      40 W. 57th Street, 25th Floor
     410 South Wilmington Street               New York, New York  10019
     Raleigh, North Carolina  27602

     Post-Effective Amendment No. 1, which was filed on July 17, 2001, is hereby amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

     1.1 Background. By order dated November 27, 2000 (the "Merger Order"),(1) the Commission authorized Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), a North Carolina corporation, to acquire all of the issued and outstanding common stock of Florida Progress Corporation ("Florida Progress"), an exempt holding company, in exchange for a combination of cash, common stock and other securities (the "Share Exchange"). Progress Energy registered as a holding company under the Act on November 30, 2000, the same day that it completed its acquisition of Florida Progress. As a result of the Share Exchange, Progress Energy now owns directly all of the issued and outstanding common stock of Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina and North Carolina Natural Gas Corporation ("NCNG"), which distributes gas at retail in parts of eastern and south central North Carolina; and owns indirectly through Florida Progress all of the issued and outstanding common stock of Florida Power Corporation ("Florida Power"), a Florida corporation, which generates, transmits, purchases and sells electricity in parts of Florida (collectively, CP&L, Florida Power and NCNG are referred to as the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide electric service to approximately 2.8 million wholesale and retail customers in parts of three states and natural gas or gas transportation service to approximately 119,600 residential, commercial, agricultural and industrial customers, all in North Carolina.

     Progress Energy also holds directly all of the outstanding equity securities of (1) Progress Energy Service Company, LLC, a subsidiary service company that provides administrative and corporate support services to the Utility Subsidiaries and other companies in the Progress Energy system; (2) Monroe Power Company ("Monroe Power"), an intermediate subsidiary that currently holds interests in several "exempt wholesale generators" ("EWGs"), as defined in
Section 32 of the Act, and energy-related companies within the meaning of Rule 58 that are engaged in synthetic fuels production;(2) and (3) Strategic Resource Solutions Corp., which directly and through subsidiaries of its own designs, develops, installs, and provides facilities and energy management software systems and other services for educational, commercial, industrial and governmental markets nationwide, and designs, engineers, installs and maintains building automation systems that control heating, ventilation, air conditioning and lighting.

     CP&L owns all of the stock of an "exempt telecommunications company," as defined in Section 34 of the Act, and subsidiaries that hold passive investments in affordable housing projects that qualify for tax credits, as well as other passive investments. Non-utility subsidiaries of NCNG hold interests in an

----------
(1)  See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284.
(2) At the time of the Share Exchange, Monroe Power was an EWG that directly owned and operated an "eligible facility" in Georgia. Subsequently, that facility was transferred to a new indirect subsidiary (MPC Generating, LLC), which is an EWG, and the stock of Progress Ventures, Inc., an intermediate subsidiary at the time of the Share Exchange, was transferred to Monroe Power. Monroe Power does not conduct any business operations of its own.

intrastate pipeline and a liquefied natural gas facility.(3) Florida Progress, through Progress Capital Holdings, Inc., an intermediate subsidiary, holds investments in numerous non-utility subsidiaries, the largest of which is Progress Fuels Corporation (formerly named Electric Fuels Corporation) which, through subsidiaries of its own, engages in providing rail transportation services, synthetic fuels production, coal mining operations, and other energy-related operations.(4) Florida Progress also owns all of the stock of an "exempt telecommunications companies," as well as other passive investments. A complete description of Progress Energy's direct and indirect nonutility subsidiaries is contained in Appendix A to the Merger Order, to which reference is made.

     By order dated December 12, 2000 in this proceeding,(5) the Commission authorized Progress Energy, the Utility Subsidiaries and Progress Energy's direct and indirect nonutility subsidiaries (collectively, the "Applicants"), through the period ending September 30, 2003 (the "Authorization Period"), to engage in a program of external financing and intrasystem financing, to organize and acquire the equity securities of specified types of new subsidiaries, to pay dividends out of capital or unearned surplus, and to engage in other related financial and structural transactions. The Commission reserved jurisdiction over a proposal by the Applicants to allocate the consolidated income tax liability of Progress Energy among the members of the consolidated group in a manner that would differ in one respect from the method allowed under Rule 45(c) of the rules and regulations under the Act. Progress Energy and its subsidiaries are now requesting that the Commission release jurisdiction over the proposed Tax Allocation Agreement described below.

     1.2 Acquisition Debt Issued in Share Exchange. Progress Energy financed the cash portion of the consideration paid to the shareholders of Florida Progress in the Share Exchange and other expenses associated with the Share Exchange by issuing approximately $3.5 billion of commercial paper, back-stopped by a 364-day revolving bank credit facility. On February 23, 2001, Progress Energy retired approximately $3.1 billion of commercial paper and a draw on the back-up facility with the proceeds of $3.2 billion of long-term unsecured notes issued in four series, as follows:

          Aggregate Amount          Maturity          Interest Rate
          ----------------          --------          -------------

            $500,000,000            Feb. 2004         6.55%
            $800,000,000            Feb. 2006         6.75%
          $1,250,000,000            Feb. 2011         7.10%
            $650,000,000            Feb. 2031         7.75%

----------
(3)  Florida Power owns all of the stock of one inactive subsidiary.
(4) By order dated June 27, 2001 (Holding Co. Act Release No. 27422), the Commission ordered Progress Fuels Corporation to divest many of its direct and indirect non-utility subsidiaries.
(5)  See Progress Energy, Inc., et al., Holding Co. Act Release No. 27297.

The balance of the original Acquisition Debt (approximately $300 million), was retired in August 2001 with the proceeds of a common stock offering by Progress Energy.(6)

     As shown on Exhibit K-1, Progress Energy estimates that the annual interest expense on the Acquisition Debt will be approximately $250 million.(7) Because Progress Energy and its consolidated subsidiaries will file a consolidated income tax return, the interest expense on the Acquisition Debt will offset the group's consolidated taxable income and therefore reduce the overall tax liability of the group. Applying a hypothetical 35% tax rate to the estimated consolidated taxable income of the group, the interest expense on the Acquisition Debt would reduce the group's tax liability by $87.5 million in each of the years 2000 - 2002.(8) However, as discussed below, unless the relief requested in this Post-Effective Amendment is granted, Progress Energy would not be able to retain, or share in, the tax benefit (i.e., the reduction in the group's income tax liability) that is associated with the interest it pays on the Acquisition Debt. Rather, under Rule 45(c), the benefit of the interest expense would have to be allocated to other members of the group with a positive allocation of tax (primarily CP&L and Florida Power).

     1.3 Proposed Tax Allocation Agreement. The Applicants request that the Commission authorize Progress Energy and its subsidiaries to allocate the consolidated income tax liability of the group in accordance with the Tax Allocation Agreement that is filed herewith as Exhibit B-5 (Rev) for the period through the end of the Authorization Period (i.e., September 30, 2003), as such period may be extended by any subsequent order or orders. Under the proposed Tax Allocation Agreement, the consolidated tax would be allocated among the members of the group in proportion to the separate return tax of each member, provided that the tax apportioned to any subsidiary company of Progress Energy will not exceed the "separate return tax" of such subsidiary.(9) This is the method of allocation permitted under Rule 45(c)(2)(ii).

     The agreement further provides that Progress Energy will retain the benefit (in the form of the reduction in consolidated tax) that is attributable to the interest expense on the Acquisition Debt, rather than reallocate that tax savings to its subsidiary companies, as would be required by Rule 45(c)(5). In this respect, the proposed Tax Allocation Agreement does not comply with all of

----------
(6) Progress Energy's commercial paper is rated A-2 by Standard and Poor's ("S&P") and P-2 by Moody's Investor Services ("Moody's"). Its long-term unsecured debt is rated BBB by S&P and Baa1by Moody's.
(7) As used in this Post-Effective Amendment and in the proposed Tax Allocation Agreement, the term "Acquisition Debt" means the commercial paper and other short-term debt issued by Progress Energy at the time of the Share Exchange and any renewals or extensions thereof and any long-term debt securities issued subsequent to the Share Exchange in order to refinance such commercial paper and other short-term debt.
(8) Solely for purposes of this analysis, it is assumed that the Share Exchange occurred on January 1, 2000.
(9) Under Rule 45(c), the "separate return tax" is defined to mean "the tax on the corporate taxable income of an associate company computed as though such company were not a member of a consolidated group."

the requirements of Rule 45(c). The proposed Tax Allocation Agreement will therefore have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Debt to the entity that is legally obligated for its payment - Progress Energy. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of Progress Energy's subsidiaries will not exceed the "separate return tax" of such subsidiary (the "separate return limitation"). Thus, the proposed Tax Allocation Agreement will not have the effect of shifting a larger portion of the group's tax liability to any member than it would otherwise pay on a separate return basis. Exhibit K-1 illustrates the difference between the Rule 45(c) method and the proposed method in the amounts of tax that would be allocated to the members of the Progress Energy group.

     The Applicants will file a new application/declaration in order to extend the period in which they may allocate consolidated income taxes in accordance with the Tax Allocation Agreement past September 30, 2003. Such application/declaration will include, among other things, information on the actual and pro forma effect of the proposed tax allocation method on the capitalization and cash flow of the members of the Progress Energy group for the period covered by any such requested extension.

     A legal analysis of the Tax Allocation Agreement, in light of the policies and purposes of Sections 12 and 13 of the Act and Rule 45 is contained in Item 3, below.

     1.4 Reports under Rule 24. The Applicants will supplement the quarterly report under Rule 24 filed in this proceeding for the quarterly period in which they file their consolidated federal income tax return with information showing the calculation of the portion of Progress Energy's loss that is attributable to interest expense on the Acquisition Debt and a spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group.

ITEM 2.  FEES, COMMISSION AND EXPENSE.

     The fees, commissions and expenses paid or incurred or to be incurred in connection with this Post-Effective Amendment are estimated at not more than $15,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

     3.1 General Overview. Provisions in a tax allocation agreement between a registered holding company and its subsidiaries are subject to Section 12(b) of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides, however, that approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with the terms of the Rule 45(c). However, if a tax allocation agreement does not comply in all respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).(10)

     As previously indicated, Rule 45(c)(2) provides that the consolidated tax may be apportioned among the members of the group in proportion to the corporate taxable income of each member or the separate return tax of each member, but, in either case, the amount of the tax apportioned to any subsidiary company may not exceed the "separate return tax" of such subsidiary. Thus, the central feature of Rule 45(c)(2) is that the amount of the consolidated tax of the group that is apportioned to any subsidiary company cannot exceed the amount of tax that such subsidiary would have paid computed as though it were not a member of a consolidated group.

     Rule 45(c)(4) provides that an allocation agreement may exclude companies not having positive corporate taxable income for the year (i.e., loss companies) from a current allocation of the benefit of their losses, provided that the agreement gives the loss companies carryover rights that can be used in future years to reduce their proportionate share of consolidated tax. Alternatively, under Rule 45(c)(5), the so-called "current payment" method, a tax allocation agreement may require that the members of the group with a positive allocation pay the amount so allocated and that members of the group with a negative allocation receive current payment of their corporate tax credits. Specifically, Rule 45(c)(5) provides that:

     The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added).

     Thus, under Rule 45(c)(5), only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system, as well as all "subsidiary companies"), are entitled to be paid for any negative allocation (i.e., losses or credits). The proposed Tax Allocation Agreement adopts the "current payment" method, but provides for Progress Energy to retain the tax savings attributable to the interest expense on the Acquisition Debt. The mechanism by which this is achieved is to first include (rather than exclude) Progress Energy among the members of the consolidated group that are entitled to receive payments (i.e., negative allocations of tax) for their losses, but then limit that amount to the portion of Progress Energy's losses that is attributable to the interest expense on the Acquisition Debt.

----------
(10) See The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000) ("National Grid").

     In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies," on the one hand, and "subsidiary companies," on the other, represented a policy decision to preclude the holding company from sharing in the consolidated return savings. The Commission noted that "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act."(11) It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied.(12) In this matter, where Progress Energy is seeking only to retain the tax benefit attributable to the interest expense on the Acquisition Debt, for which no other company in the Progress Energy system has any liability, the proposed arrangement will not give rise to the types of problems that the Act was intended to address.

     Under Rule 45(c)(5), the tax benefit associated with the losses of a holding company must in effect be reallocated to its subsidiary companies, thereby reducing the allocated share of the consolidated tax liability that those subsidiaries would otherwise have if their tax were determined on a separate return basis. In the typical case, this reallocation of the holding company's share of the tax savings would not produce a significant windfall for its subsidiaries, because holding company expenses tend to be relatively small, consisting mainly of allocated corporate overheads and salaries. The largest item of holding company expense - interest on the debt that it incurs in order to supply capital to its subsidiaries - is typically offset by the interest income it receives from subsidiaries under the terms of mirror-image downstream loans.(13)

     In the instant case, however, the Acquisition Debt was not incurred to fund investments in Progress Energy's subsidiaries, but instead to acquire the equity of Florida Progress. The Acquisition Debt represents indebtedness of Progress Energy. Importantly, Progress Energy could not, without the approval of the commissions having jurisdiction over rates of the Utility Subsidiaries, recover in rates of the Utility Subsidiaries any costs, including the interest on the Acquisition Debt, associated with the Share Exchange. Moreover, the Acquisition Debt is and will remain unsecured. Thus, the lenders will not have any call on the assets of Progress Energy's subsidiaries or any security interest in the common stock of the subsidiaries that is held by Progress Energy.

     Although Progress Energy's subsidiaries do not have any legal obligation for the Acquisition Debt, Progress Energy's ability to pay interest on the Acquisition Debt, as well as to pay common dividends, is largely dependent upon its receipt of dividends from subsidiaries (primarily CP&L and Florida Power, its largest subsidiaries). Currently, Progress Energy is not projecting any

----------
(11) See Holding Co. Act Release No. 21767 (Oct. 29, 1980), citing Sen. Doc. 92,
Part 72A, 70th Congress, 1st Sess. at 477-482.
(12) See National Grid, supra n. 10.
(13) See Rule 52, which allows a holding company to charge its effective cost of money on downstream loans to subsidiaries.

change in its dividend policy and therefore expects its dividend payout rate to continue to improve over the forecast period. As shown in Exhibit K-2, the dividend payout rate of CP&L in 2001 and 2002 is projected to improve while Florida Power's payout rate is expected to remain at essentially the same level. For both utilities, the capital structure does not change materially. In any event, the projected dividends will be paid from current and retained earnings of the Utility Subsidiaries, as allowed by Rule 46.

     Finally, because the amount of tax allocated to the Utility Subsidiaries will remain subject to the separate return limitation, the Tax Allocation Agreement will have no impact on the rates or revenue requirements of the Utility Subsidiaries. A basic premise of regulation followed by all of the state commissions that regulate the Utility Subsidiaries is that utility operations should not subsidize other operations nor should they be subsidized by other operations. Income taxes are, therefore, calculated on a standalone basis for jurisdictional ratemaking.

     3.2 The Proposed Tax Allocation Method Does Not Circumvent the Policies and Purposes of the Act. The proposed Tax Allocation Agreement is consistent with the policies and purposes of Section 12 of the Act. That section does not prohibit a registered holding company from retaining the benefit of the tax attributes that it generates or require it to reallocate those tax attributes to its subsidiaries. Section 12 merely prohibits upstream loans or extensions of credit to a registered holding company,(14) and requires approval, by rule or by order, for any loan by a holding company, or any subsidiary thereof, to a subsidiary company.(15)

     Moreover, the policy underlying Rule 45(c)(5), as articulated by the Commission in its release proposing Rule 45(c), appears to have little or nothing to do with the circumstances presented in this case. In its proposing release, the Commission noted that the "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits" was among the abuses that led to the passage of the Act.(16) The Commission then explained:

     The corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charge or contract, so as to transform them into corporate deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company,

----------
(14) Section 12(a) of the Act provides that "[i]t shall be unlawful for any registered holding company, by use of the mails or any means of instrumentality of interstate commerce, or otherwise, directly or indirectly, to borrow, or to receive any extension of credit or indemnity, from any public-utility company in the same holding-company system or from any subsidiary company of such holding company . . .."
(15) See Section 12(b), quoted above, pursuant to which the Commission has promulgated Rule 45(a).
(16) See Holding Co. Act Release No. 21767 (Oct. 29, 1980), citing Senate Doc. 92, Part 72A, 70th Congress, 1st Sess., 1930, pp. 477 - 482.

     in the guise of a tax allocation, would seem incongruous with Section 13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses.(17)

     As this passage seems to suggest, the prohibition in Rule 45(c) on a registered holding company sharing in the consolidated tax savings appears to have been founded chiefly on Section 13(a) of the Act, which prohibits a registered holding company from entering into or performing any agreement for the sale of goods or provision of services or construction for a charge to any subsidiary company. In this case, however, Progress Energy is not seeking to recover its own corporate costs from its subsidiaries, "in the guise of a tax allocation," by transforming them into deductible expenses of its subsidiaries. Moreover, the subsidiaries will not be reimbursing Progress Energy for the interest expense on the Acquisition Debt through the tax allocation mechanism. Instead, the "benefit" obtained by Progress Energy under the Tax Allocation Agreement is attributable entirely to the lower income tax liability of the consolidated group that is attributable to Progress Energy's interest expense.

     In fact, the policies and purposes of Section 13(a), which was intended only to prohibit holding companies from "exacting tribute" from subsidiaries through excessive and often illusory service charges for management services, have no bearing on how Progress Energy and its subsidiaries choose to allocate the tax savings associated with Progress Energy's interest expense. The interest on the Acquisition Debt represents a true cost of capital that Progress Energy has incurred for a purpose unrelated to the operations of its subsidiaries. It is important to consider that, if Progress Energy were to incur interest on debt the proceeds of which were used to fund loans to its subsidiaries, the Act and the Commission's rules would allow Progress Energy to recover its cost of funds through interest charges to its subsidiaries, and the policies and purposes of
Section 13(a) would not come into play. Where, as in this case, Progress Energy's subsidiaries have not assumed any legal obligation for the Acquisition Debt, it would not be detrimental to the subsidiaries or to consumers if Progress Energy were to retain the benefit associated with its interest expense. Moreover, if Progress Energy were to reallocate the tax savings attributable to the interest expense on the Acquisition Debt to those members of the group with a positive allocation, as dictated by Rule 45(c)(5), the net effect would be the same as if Progress Energy made a capital contribution to those subsidiaries.

     In The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15,
2000) ("National Grid"), the Commission authorized National Grid Group and its subsidiaries to enter into a tax allocation agreement under which the tax benefit of the interest expense on acquisition debt would be allocated to the U.S. sub-holding company of National Grid Group that had incurred the debt. With one exception, the circumstances in that case are identical to those presented

----------
(17) As the Commission explained in its release proposing Rule 45(c), Rule 45(b)(6) had been interpreted to require the sharing of tax savings and liabilities exclusively among the members of the group with actual separate return tax liability or positive income. Thus, all loss companies, including but not limited to the parent holding company, were excluded from sharing in consolidated tax benefits under Rule 45(b)(6).

here. In National Grid, a U.S. sub-holding company of National Grid Group incurred approximately $3.2 billion of bank debt in order to finance the acquisition of New England Electric System ("NEES").(18) National Grid Group explained that, without the requested relief, it would suffer an increased U.K. tax liability. This was because, under U.K. tax law, there is not a system of consolidated tax groups similar to that under U.S law. The applicant further explained that, under U.K. law, a loss member of a corporate group may "surrender" the loss to another member and thereby reduce the receiving company's taxable profits. National Grid Group stated that payment for the loss was necessary for two reasons; first, because under U.K. law, an agreement requiring an uncompensated surrender of tax benefits could possibly be voided under creditor protection laws, and second, to assure that National Grid Group would receive appropriate tax credits under U.K. tax laws for the U.S. taxes paid by the U.S. sub-holding company.

     In approving the proposed tax allocation agreement, the Commission observed:

     It does not appear that approval of the Tax Allocation Agreement would lead to the abuses that section 12 is intended to prevent, and therefore approval will not be detrimental to the NEES Group and its consumers. The `separate return' limitation will assure that the NEES' Utility Subsidiaries tax liability will not be higher than it otherwise would have been. In addition, the Financing Applicants note that the conditions applicable to our authorization with respect to dividend payments will provide additional protections. Consequently, the Tax Allocation Agreement does not provide a means for a foreign parent holding company to `milk' the U.S. - organized companies.

     In addition, because the NEES Group has no obligation with respect to the Merger-Related Debt and the debt does not affect the NEES Group's financial position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the Tax Allocation Agreement. (footnote omitted).

     Progress Energy's current circumstances do not involve any interplay between foreign and U.S. tax laws, and approval or disapproval of the proposed Tax Allocation Agreement will not have any effect on the overall amount of consolidated income tax that Progress Energy will pay. Nevertheless, it is clear that the Commission's approval of the tax allocation agreement in National Grid was based almost entirely upon its determination that the agreement would not lead to the abuses that Section 12 was intended to prevent; that the NEES utility subsidiaries allocated share of the consolidated tax would be no higher than it would otherwise be on a separate return basis; that the U.S. subsidiaries had no obligation on the merger-related debt; and that the merger-related debt did not affect the NEES subsidiaries' financial position or credit. The fact that the proposed tax allocation agreement would reduce National Grid Group's overall U.S. and U.K. tax liability and enable National

----------
(18) The acquisition debt was initially borrowed by National Grid Group, the top registered holding company, and then loaned on mirror-image terms to the U.S. sub-holding company, as a result of which National Grid Group's interest expense and interest income canceled each other out.

Grid Group to avoid other potential legal problems under U.K. law (associated with "surrendering" of tax attributes by any subsidiary) appears to have been a subordinate consideration.

     In all other respects, Progress Energy's circumstances are the same as those presented in National Grid. The proposed Tax Allocation Agreement will not lead to the kinds of abuses Section 12 was intended to prevent (e.g., prohibition on upstream loans) and is not a device for transferring Progress Energy's expenses to its subsidiaries. Progress Energy's subsidiaries' allocated share of the consolidated return liability will be no greater than it would be if calculated on a separate return basis, as required by Rule 45(c). The Utility Subsidiaries are not obligated, directly or indirectly, on the Acquisition Debt, and the Tax Allocation Agreement will not have the effect of shifting Progress Energy's interest expense to the Utility Subsidiaries. Finally, the Acquisition Debt has not affected the Utility Subsidiaries' financial position or credit, as evidenced by their credit ratings, the capitalization ratios that Progress Energy is committed to maintain under the terms of the December 12, 2000 order in this proceeding, or projected dividend payout rate.

     3.3 Rule 54 Analysis. The proposed transaction is also subject to Rule 54, which refers to Rule 53. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an EWG unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a),
(b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Progress Energy's "aggregate investment" in EWGs is approximately $965 million, or approximately 47% of Progress Energy's "consolidated retained earnings" (as defined in Rule 53(a)) at December 31, 2001 ($2.07 billion). Progress Energy currently does not hold any interest in a FUCO.

     Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

     In addition, Progress Energy states that none of the adverse conditions specified in Rule 53(b) exists. Rule 53(c) is inapplicable by its terms.

ITEM 4.  REGULATORY APPROVAL.

     No state commission and no federal commission, other than this commission, has jurisdiction over the proposed Tax Allocation Agreement.

ITEM 5.  PROCEDURE.

     The Applicants request that the Commission's supplemental order releasing jurisdiction be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

     A.  EXHIBITS.

             B-5   Form of Tax Allocation Agreement (Revised).

             K-1 Comparison of Allocation of Federal Income Tax Liability under Tax Allocation Agreement and Rule 45(c). (Previously filed)

             K-2 Pro Forma Cash Flow Statements of Progress Energy, Florida Progress and CP&L for the Years 2000 - 2002. (Previously filed confidentially pursuant to Rule 104).

     B.  FINANCIAL STATEMENTS.

            (No additional Financial Statements filed with the Post-Effective Amendment)

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                       PROGRESS ENERGY, INC.
                                       CAROLINA POWER & LIGHT COMPANY
                                       NORTH CAROLINA NATURAL GAS CORPORATION
                                       PROGRESS ENERGY SERVICE COMPANY, LLC
                                       STRATEGIC RESOURCE SOLUTIONS CORP.
                                       FLORIDA PROGRESS CORPORATION
                                       FLORIDA POWER CORPORATION


                                       By: /s/ William D. Johnson
                                           ----------------------
                                       Name:   William D. Johnson
                                       Title:  Secretary


                                       MONROE POWER COMPANY
                                       PROGRESS CAPITAL HOLDINGS, INC.
                                       FLORIDA PROGRESS FUNDING CORPORATION
                                       FPC DEL, INC.


                                       By: /s/ Frank A. Schiller
                                           ---------------------
                                       Name:   Frank A. Schiller
                                       Title:  Secretary

Date:  April 17, 2002